

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

August 7, 2018

Via E-mail
Mr. Patrick Carroll
Chief Financial Officer
Lexington Realty Trust
LEPERCQ Corporate Income Fund L.P.
One Penn Plaza, Suite 4015
New York, NY 10119-4015

>   **Re:** **Lexington Realty Trust**
>   **LEPERCQ Corporate Income Fund L.P.**
>   **Form 10-K for the fiscal year ended December 31, 2017**
>   **Filed February 27, 2018**
>   **File No. 001-12386 (Trust)**
>   **File No. 033-04215 (L.P.)**

Dear Mr. Carroll:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      /s/ Wilson K. Lee

                                      Wilson K. Lee
                                      Senior Staff Accountant
                                      Office of Real Estate and
                                      Commodities